QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.4

RINKER MATERIALS CORPORATION

Issuer

AND

CSR LIMITED
A.B.N. 90 000 001 276

Original Guarantor

AND

RINKER GROUP LIMITED
A.B.N. 53 003 433 118

New Guarantor

TO

BANK ONE, N.A.

Trustee

First Supplemental Indenture

Dated as of January 29, 2003

To

Indenture

Dated as of July 21, 1995

        SUPPLEMENTAL INDENTURE, dated as of January 29, 2003 (this "Supplemental Indenture"), among RINKER MATERIALS CORPORATION (formerly named CSR AMERICA, INC.), a corporation duly organized and existing under the laws of the State of Georgia, United States of America (herein called the "Company"), as Issuer, having its principal office at 1501 Belvedere Road, West Palm Beach, Florida, 33406, United States of America, CSR LIMITED (A.B.N. 90 000 001 276), a corporation duly organized and existing under the laws of the State of New South Wales, Commonwealth of Australia, as Guarantor (herein called the "Original Guarantor"), having its principal office at 9 Help Street, Chatswood, New South Wales, 2067, Australia, RINKER GROUP LIMITED, (A.B.N. 53 003 433 118) a corporation duly organized and existing under the laws of the State of New South Wales, Commonwealth of Australia, as Guarantor (hereinafter called the "New Guarantor") having its principal office at 9 Help Street, Chatswood, New South Wales, 2067, Australia (as of April 30, 2003, its principal office will be at Citadel Towers, Level 8, Tower B, 799 Pacific Highway, Chatswood, New South Wales, 2067, Australia) and BANK ONE, N.A., a national banking association duly organized and existing under the laws of the United States, as Trustee (herein called the "Trustee").

        WHEREAS, the Company, the Original Guarantor and the Trustee executed and delivered an Indenture, dated as of July 21, 1995 (the "Indenture"), to provide for the issuance from time to time of its unsecured debentures, notes or other evidences of indebtedness (herein called the "Securities"), to be issued in one or more series as in the Indenture provided; all capitalized terms used herein and not defined are used herein as defined in the Indenture;

        WHEREAS, the Company has issued its 6.875% Guaranteed Notes due July 21, 2005 (the "Issued Securities") and such Issued Securities constitute the only series of Outstanding Securities under the Indenture;

        WHEREAS, Section 901(10) of the Indenture provides that, without the consent of any Holders, the Company, the Original Guarantor, when authorized by a Board Resolution of the Company and the Original Guarantor, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental thereto, in form satisfactory to the Trustee, to make any other change that does not adversely affect the Holders of the Securities in any material respect;

        WHEREAS, the Original Guarantor intends, through an Australian court-approved scheme of arrangement and associated capital reduction and dividend, which is expected to be effective from on or about 1 April, 2003 to demerge its interest in New Guarantor, currently a wholly owned subsidiary of the Original Guarantor, by causing New Guarantor to issue all of its ordinary shares to the holders of the ordinary shares of the Original Guarantor and cancelling all of the ordinary shares of New Guarantor held by the Original Guarantor, (the "Demerger"), such that following the implementation of the Demerger, all of the ordinary shares of New Guarantor will be held by the holders of the ordinary shares of the Original Guarantor and the New Guarantor will continue to hold all of the outstanding shares of common stock of the Company;

        WHEREAS, in connection with the Demerger, the Original Guarantor and the Company desire that the New Guarantor become an additional guarantor in respect of the Issued Securities;

        WHEREAS, in consideration of the entry by the Original Guarantor into the demerger deed and related agreements required to implement the Demerger, the New Guarantor has undertaken to become an additional guarantor in respect of the Issued Securities;

        WHEREAS, the execution and delivery of this Supplemental Indenture has been duly authorized by the parties hereto, and all other acts necessary to make this Supplemental Indenture a valid and binding supplement to the Indenture effectively amending the Indenture as set forth herein have been duly taken;

        NOW, THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH:

        Each party hereto agrees as follows for the benefit of each other party and for the equal and ratable benefit of the Holders of the Issued Securities:

        Section 1.    New Guarantor under the Indenture.

        1.1.  For valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the New Guarantor hereby agrees with the Company, the Original Guarantor, the Trustee and the Holders of the Issued Securities that, concurrently with the execution and delivery of this Supplemental Indenture by the New Guarantor and subject to Section 1.3 of this Supplemental Indenture, it shall become a Guarantor for the purposes of the Indenture and for purposes of all amounts due and owing on the Issued Securities outstanding under the Indenture.

        1.2.  The New Guarantor hereby unconditionally guarantees (the "New Guarantee") to each Holder of Issued Securities authenticated and delivered by the Trustee the due and punctual payment of the principal (including any amount due in respect of original issue discount) of and any premium and interest on such Issued Securities, and the due and punctual payment of any sinking fund payments provided for pursuant to the terms of such Issued Securities, when and as the same shall become due and payable, whether at the Stated Maturity, by declaration of acceleration, call for redemption or otherwise, in accordance with the terms of such Issued Securities and of this Indenture. The New Guarantor hereby agrees that its obligations hereunder shall be as if it were a principal debtor and not merely a surety, and shall be absolute and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of the Issued Securities or this Supplemental Indenture, any failure to enforce the provisions of the Issued Securities of any series or this Supplemental Indenture, any waiver, modification or indulgence granted to the Company or the Original Guarantor with respect thereto, by the Holder of the Issued Securities or the Trustee, or any other circumstances which may otherwise constitute a legal or equitable discharge of a surety or guarantor; provided, however, that, notwithstanding the foregoing, no such waiver, modification or indulgence shall, without the consent of the New Guarantor, increase the principal amount of the Issued Securities or the interest rate thereon or increase any premium payable upon redemption thereof. The New Guarantor hereby (i) waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger or bankruptcy of the Company, any right to require a proceeding first against the Company, the benefit of discussion, protest or notice with respect to the Issued Securities or the indebtedness evidenced thereby or with respect to any sinking fund payment required pursuant to the terms of the Issued Securities and all demands whatsoever, and (ii) covenants that this New Guarantee will not be discharged with respect to any Issued Security except by payment in full of the principal thereof and any premium and interest thereon or as provided in Article Four, Section 802 or Article Thirteen of the Indenture. The New Guarantor further agrees that, as between the New Guarantor, on the one hand, and the Holders and the Trustee, on the other hand, the Maturity of the obligations guaranteed hereby may be accelerated as provided in Article Five of the Indenture for the purposes of this New Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby.

        The New Guarantor shall be subrogated to all rights of each Holder of the Issued Securities against the Company in respect of any amounts paid to such Holder by the New Guarantor pursuant to the provisions of this New Guarantee; provided, however, that the New Guarantor shall not be entitled to enforce, or to receive any payments arising out of or based upon, such right of subrogation until the principal of and any premium and interest on all the Issued Securities shall have been paid in full.

        No past, present or future stockholder, officer, director, employee or incorporator of the New Guarantor shall have any personal liability under the New Guarantee set forth herein by reason of his or its status as such stockholder, officer, director, employee or incorporator.

        1.3.  The New Guarantee set forth herein shall not be valid or become obligatory for any purpose with respect to an Issued Security unless and until the Demerger has been consummated.

        1.4.  The rights and obligations of the New Guarantor and the restrictions imposed upon it under the Indenture shall be the same in all respects as if it had been the Original Guarantor under the Indenture. For the avoidance of doubt, all references to "Guarantor" and "Guarantee" in the Indenture shall be deemed to refer to each of the Original Guarantor and New Guarantor, respectively, and each of the Original Guarantee and New Guarantee, respectively.

        1.5.  Notwithstanding Section 303 and Section 1402 of the Indenture, the New Guarantee shall remain in full force and effect, subject to Section 1.3 hereof, notwithstanding (i) any failure to execute a notation of the New Guarantee, (ii) any failure to endorse on any Issued Security a notation of the New Guarantee, and (iii) any lack of authentication of the New Guarantee by the Trustee.

        Section 2.    Ratification.

        Except as hereby expressly amended, the Indenture is in all respects ratified and confirmed and all the terms, provisions and conditions thereof shall be and remain in full force and effect. All provisions of this Supplemental Indenture shall be deemed to be incorporated in, and made part of, the Indenture; and the Indenture, as supplemented by this Supplemental Indenture, shall be read, taken and construed as one and the same instrument.

        Section 3.    Governing Law.

        This Supplemental Indenture and the Indenture as supplemented and amended hereby shall be governed by, and construed and enforced in accordance with, the laws of the State of New York without giving effect to conflicts of law principles thereof.

        Section 4.    Submission to Jurisdiction; Appointment of Agent for Service of Process.

        The New Guarantor hereby appoints CT Corporation System acting through its office at 1633 Broadway, New York, New York as its authorized agent (the "Authorized Agent") upon which process may be served in any legal action or proceeding against it with respect to its obligations under this Supplemental Indenture and the New Guarantee instituted in any federal or state court in the Borough of Manhattan, The City of New York by the Trustee or by the Holder of any Issued Security and the New Guarantor hereby irrevocably submits to the non-exclusive jurisdiction of any such court in respect of any such legal action or proceeding and waives any objection it may have to the laying of the venue of any such legal action or proceeding. Such appointment shall be irrevocable until all amounts in respect of the principal of and any premium and interest due and to become due on or in respect of all the Issued Securities have been paid by the Company, the Original Guarantor or the New Guarantor, as the case may be, to the Trustee pursuant to the terms of the Indenture, this Supplemental Indenture, the Issued Securities, the Original Guarantee and the New Guarantee. Notwithstanding the foregoing, the New Guarantor reserves the right to appoint another person located or with an office in the Borough of Manhattan, The City of New York, selected in its discretion, as a successor Authorized Agent, and upon acceptance of such appointment by such a successor the appointment of the prior Authorized Agent shall terminate. If for any reasons CT Corporation System ceases to be able to act as the Authorized Agent or to have an address in the Borough of Manhattan, The City of New York, the New Guarantor will appoint a successor Authorized Agent in accordance with the preceding sentence. The New Guarantor further agrees to take any and all action, including the filing of any and all documents and instruments, as may be necessary to continue such designation and appointment of such agent in full force and effect until the Indenture and this Supplemental Indenture has been satisfied and discharged in accordance with Article Four or Article Thirteen of the Indenture. Service of process upon the Authorized Agent addressed to it at the address set forth above, as such address may be changed within the Borough of Manhattan, The City of New York by notice given by the Authorized Agent to the Trustee, together with written notice of such service mailed or delivered to the New Guarantor shall be deemed, in every respect, effective service of process on the New Guarantor.

        Section 5.    Counterparts and Method of Execution.    The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Supplemental Indenture.

        Section 6.    The Trustee.

        The recitals in this Supplemental Indenture shall be taken as the statements of the Company, the New Guarantor and the Original Guarantor, and the Trustee assumes no responsibility for their correctness. The Trustee shall not be responsible or accountable in any manner whatsoever for or with respect to the validity or sufficiency of this Supplemental Indenture.

[The remainder of this page intentionally left blank.]

        IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first written above.

Signed by CSR Limited by its Attorneys Frazer Brian Gill And Alexander Norman Brennan	CSR Limited by its Attorneys who states that at the date of its execution hereof they have had no notice of the revocation of the Power of Attorney dated 9 September 1999 under the authority of which it has executed this instrument
In my presence:	/s/ FRAZER BRIAN GILL
/s/ Danielle Grant	/s/ ALEXANDER NORMAN BRENNAN
RINKER MATERIALS CORPORATION
	By:	/s/ MICHAEL LARKIN Name: Michael Larkin Title: Authorized Officer
RINKER GROUP LIMITED Signed by its Attorneys pursuant to a Power of Attorney dated 29 January 2003
	By:	/s/ ALEXANDER NORMAN BRENNAN Name: Alexander Norman Brennan
/s/ JOHN ROBERT DYER Name: John Robert Dyer
BANK ONE, N.A.
	By:	/s/ MARY R. FONTI Name: Mary R. Fonti Title: Vice President

QuickLinks

  Exhibit 99.4